EXHIBIT 21

Exhibit 21

Subsidiaries of the Registrant

The following is a list of the subsidiaries of United Financial Bancorp, Inc.

Name	State of Incorporation
United Bank	Federal

UCB Securities, Inc.	Massachusetts